Page 1 of 14
                                                         Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1998

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        National Linen Service Retirement and 401(k)
        Plan for Eligible Management Associates

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1998

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       14



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              National Linen Service Retirement and 401(k)
                              Plan for Eligible Management Associates

Date: June 30, 1999           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                        NATIONAL LINEN SERVICE RETIREMENT
                               AND 401(K) PLAN FOR
                         ELIGIBLE MANAGEMENT ASSOCIATES

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
                                  TOGETHER WITH
                                AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
National Linen Service Retirement
and 401(k) Plan for
Eligible Management Associates:


We have audited the accompanying statements of net assets available for benefits of NATIONAL LINEN SERVICE RETIREMENT AND 401(k) PLAN FOR ELIGIBLE MANAGEMENT ASSOCIATES as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               ARTHUR ANDERSEN LLP

Atlanta, Georgia
April 29, 1999

                        NATIONAL LINEN SERVICE RETIREMENT

                               AND 401(K) PLAN FOR

                         ELIGIBLE MANAGEMENT ASSOCIATES


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1997







                                                      1998              1997
                                                   -----------       -----------
INVESTMENT IN NSI DC TRUST, at fair value (Notes 2 and 3):
    Balanced Fund                                  $1,321,408        $1,215,917
    Diversified Equity Fund                         1,892,577         1,534,605
    Stable Value Fund                                 580,802           499,722
    NSI Stock Fund--participant-directed              240,384           251,879
    Loan Fund                                         103,580            56,761
    International Fund                                 92,832            66,731
    Index Fund                                        268,273            50,051
    Small Company Fund                                 80,640            27,467
    Bond Index Fund                                     4,004                 0
    NSI Stock Fund--nonparticipant-directed           737,988           885,063
                                                   -----------       -----------

              Total investment                      5,322,488         4,588,196
                                                   -----------       -----------
CONTRIBUTIONS RECEIVABLE:
    Employer                                              373            10,015
    Participant                                           977            65,431
                                                   -----------       -----------
              Total contributions receivable            1,350            75,446
                                                   -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS                  $5,323,838        $4,663,642
                                                   ===========       ===========



The accompanying notes are an integral part of these statements.

                        NATIONAL LINEN SERVICE RETIREMENT

                               AND 401(K) PLAN FOR

                         ELIGIBLE MANAGEMENT ASSOCIATES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                      Nonparticipant-
                                              Participant-Directed                                      Directed
                         ------------------------------------------------------------------------  ------------------
                        Balanced  Diversified Stable   NSI                                Small  Bond    NSI
                          Fund       Equity   Value    Stock    Loan     Int'l   Index   Company Index   Stock
                                      Fund    Fund     Fund     Fund     Fund    Fund     Fund   Fund    Fund     Other     Total
CONTRIBUTIONS:         ---------- ---------- -------- -------- -------- ------- -------- ------- ------ -------- ------- ----------
   Employer, net of
     forfeitures       $        0 $        0 $      0 $      0 $      0 $     0 $      0 $     0 $    0 $191,292 $(9,642)$  181,650
   Participant            227,628    380,323  190,205  144,486   29,091  44,110  121,037  48,744     34        0 (64,454) 1,121,204
                       ---------- ---------- -------- -------- -------- ------- -------- ------- ------ -------- ------- ----------
   Total contributions    227,628    380,323  190,205  144,486   29,091  44,110  121,037  48,744     34  191,292 (74,096) 1,302,854

NET GAIN (LOSS) FROM
   INVESTMENT IN
     NSI DC TRUST (Note 3)162,511    457,894   34,570  (74,856)       0  (1,430)  44,133   8,808     17 (194,596)      0    437,051

BENEFITS PAID TO
   PARTICIPANTS          (271,448)  (340,337)(140,940) (74,097) (25,335) (7,331) (60,743)(16,453)     0 (143,025)      0 (1,079,709)

INTRAPLAN TRANSFERS       (13,200)  (139,908)  (2,755)  (7,028)  43,063  (9,248) 113,795  12,074  3,953     (746)      0          0
                       ---------- ---------- -------- -------- -------- ------- -------- ------- ------ -------- ------- ----------
NET INCREASE (DECREASE)   105,491    357,972   81,080  (11,495)  46,819  26,101  218,222  53,173  4,004 (147,075)(74,096)   660,196

NET ASSETS AVAILABLE
   FOR BENEFITS,
     December 31, 1997  1,215,917  1,534,605  499,722  251,879   56,761  66,731   50,051  27,467      0  885,063  75,446  4,663,642
                       ---------- ---------- -------- -------- -------- ------- -------- ------- ------ -------- ------- ----------
NET ASSETS AVAILABLE
   FOR BENEFITS,
     December 31, 1998 $1,321,408 $1,892,577 $580,802 $240,384 $103,580 $92,832 $268,273 $80,640 $4,004 $737,988 $ 1,350 $5,323,838
                       ========== ========== ======== ======== ======== ======= ======== ======= ====== ======== ======= ==========

The accompanying notes are an integral part of this statement.

                        NATIONAL LINEN SERVICE RETIREMENT

                               AND 401(K) PLAN FOR

                         ELIGIBLE MANAGEMENT ASSOCIATES


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.   PLAN DESCRIPTION

     The following is a brief description of the National Linen Service Retirement and 401(k) Plan for Eligible Management Associates (the "Plan") of the National Linen Service Division (the "Company") of National Service Industries, Inc. of Georgia, a wholly owned subsidiary of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan established effective January 1, 1994 under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"). The Plan covers all nonunion management employees of the Company who have attained the age of 20.5 and have at least 6 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Contributions

     Participants may elect to contribute between 1% and 10% (15% effective January 1, 1999) of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. Matching contributions are made by the Company in an amount equal to 50% of the participant's contribution, up to the lesser of 4% of the participant's annual compensation or $1,000. Effective January 1, 1998, the $1,000 limitation on matching contributions was eliminated. Additional discretionary matching amounts, as determined by the board of directors of NSI, may be contributed by the Company and are allocated to participants employed by the Company and who were making deferrals on the last day of the plan year based on relative elective deferrals, or at the discretion of the Company on a per capita basis.

     Additional discretionary profit-sharing amounts, as determined by the board of directors of NSI, may be contributed by the Company and are allocated to participants employed by the Company on the last day of the plan year based on relative compensation, or at the discretion of the Company on a per capita basis.

      Vesting

      Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale ranging from 10% vesting after two years of service, as defined, to 100% vesting after seven years of service. Effective January 1, 1998, vesting occurs 20% for each year of service, with 100% vesting after five years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are used to reduce future employer contributions.

      Administration

      All administrative expenses of the Plan were paid by the Company during the year ended December 31, 1998.

      Participants' Accounts

      Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

      The Plan's investment fund balances are expressed in units. At December 31, 1998 and 1997, 381,879 and 318,456 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1998 and 1997:

                                                               1998       1997
                                                              ------     ------
              Balanced Fund                                   $37.82     $33.18
              Diversified Equity Fund                          15.71      14.04
              Stable Value Fund                                12.84      12.07
              NSI Stock Fund                                   15.47      19.61
              International Fund                               17.76       4.82
              Index Fund                                      112.85      89.56
              Small Company Fund                               11.58      11.21
              Bond Index Fund                                  11.16        N/A

      Investment in Master Trust

      Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plan's Master Trust (the "NSI DC Trust"). Effective January 1, 1998, INVESCO Trust Company was appointed trustee of the NSI DC Trust.

      The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

     Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis. Participants may not direct the investment of company matching or profit-sharing contributions. These are invested in the NSI Stock Fund discussed below and are presented as nonparticipant-directed in the accompaning financial statements.

     The separate investment options offered by the Plan are as follows:

               o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

               o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal. This fund is managed by INVESCO Trust Company or its affiliates.

               o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss. This fund is managed by INVESCO Trust Company or its affiliates.

               o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his or her account balance to be invested in this fund.

               o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth. During 1998, the investment committee of the NSI DC Trust changed the specific asset fund which serves as this investment option.

               o Index Fund. This fund (offered beginning June 1997)is invested in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

               o Small Company Fund. This fund (offered beginning June 1997) is invested in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income. This fund is managed by INVESCO Trust Company or its affiliates.

               o Bond Index Fund. This fund (offered beginning July 1998) is invested in a well-diversified portfolio that is representative of the domestic investment grade bond market.

      Loans to Participants

      The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1998 was 9.25%.

     Loan issuances and repayments are included in intraplan transfers in the accompanying statement of changes in net assets available for benefits. Interest on loans is included in the net gain from investment in NSI DC Trust and is allocated to each investment fund based on participants' investment elections.

     Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, retirement (age 65), or other termination of employment. These benefits are payable in a lump-sum amount or can be paid in installments at the participant's election if his/her vested balance is greater than $5,000 and he/she is age 55 or older.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash. If the equivalent number of shares to be distributed to a participant is less than 100, then the participant may elect to receive cash instead of shares as his/her distribution.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

     Plan Termination

     Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

      GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4, "Reporting of Investment Contracts for Welfare and Pension Plans." At December 31, 1998 and 1997, contract value approximates fair value. At December 31, 1998, the weighted average crediting interest rate was 6.6%. For the year ended December 31, 1998, the annual yield on the GICs held by the NSI DC Trust was 7%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are they adjusted to a rate less than 0%.

      GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

      Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed-income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1998, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) and the value of the related wrapper contracts were $48,749,180 and $(1,232,140), respectively.


  3.  NSI DC TRUST

      Investment Income

      Investment income of the NSI DC Trust for the year ended December 31, 1998 is summarized as follows:

              Dividends on common stock                                                    $     363,675
              Interest income                                                                  3,619,354
              Net depreciation in fair value of NSI common stock                              (4,420,458)
              Net income from common/collective trust                                         23,084,929
              Net income from mutual funds                                                    12,167,659
              Net income from pooled separate account                                             31,785
                                                                                           -------------
                   Total investment income                                                 $  34,846,944
                                                                                           =============


      The investment income of the NSI DC Trust for the year ended December 31, 1998 is allocated among participating plans as follows:

              National Linen Service Retirement and 401(k) Plan for Eligible
                  Management Associates                                                    $     437,051
              All other NSI plans                                                             34,409,893
                                                                                           -------------
                            Total                                                          $  34,846,944
                                                                                           =============

Page 12


      Net Assets

      The net assets of the NSI DC Trust are as follows at December 31, 1998 and 1997:

                                                                            1998                 1997

              Mutual funds                                            $  91,469,061        $  79,312,170
              Common/collective trust                                    98,522,341           79,112,333
              Guaranteed investment contracts                            59,224,919           52,443,357
              NSI common stock                                           15,348,609           18,045,789
              Loans receivable from participants                          7,590,683            7,564,684
              Money market fund                                                   0            1,740,602
              Pooled separate account                                     2,315,680            2,385,857
                                                                      --------------       --------------
                                                                        274,471,293          240,604,792
              Cash                                                                0                9,476
                                                                      --------------       --------------
                                                                        274,471,293          240,614,268
              Accrued investment income                                       6,608              112,870
              Adjustments for pending trades                                 19,658             (199,191)
              Other                                                               0              (47,759)
                                                                      --------------       --------------
              Net assets                                              $ 274,497,559        $ 240,480,188
                                                                      ==============       ==============

      The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1998 and 1997:

                                                               1998                              1997
                                                --------------------------------    --------------------------------
                                                       Amount           Percent          Amount           Percent
                                                -------------------  -----------    ----------------   -------------
              National Linen Service Retirement
                and 401(k) Plan for Eligible
                  Management Associates            $    5,322,488        1.94%      $     4,588,196        1.91%
              All other plans                         269,175,071       98.06           235,891,992       98.09
                                                -------------------  -----------    ----------------    ------------
                   Total                           $  274,497,559      100.00%      $   240,480,188      100.00%
                                                ===================  ===========    ================    ============



      Investment in NSI Common Stock

      As  of  December  31,  1998  and  1997,   approximately   5.6%  and  7.5%,
      respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


  4.  Tax Status

      The Plan has received a favorable determination letter from the Internal Revenue Service dated December 5, 1996 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1998 and 1997.

5.   Nonexempt Transactions

     For  certain  payroll  periods  during  1998,  the  Company  did not  remit participant contributions to the Plan in a timely manner. These contributions, amounting to $279,065, are deemed to have represented loans to the Company by the Plan. The loan of plan assets to a party in interest is a nonexempt transaction under Section 406(a) of ERISA. The participant contributions and related lost earnings were remitted to the Plan prior to December 31, 1998.